Exhibit 1.01

BACKSTOP AGREEMENT

October 26, 2012

McEwen Mining Inc. and

McEwen Mining – Minera Andes Acquisition Corp.

181 Bay Street, Bay Wellington Tower, Suite 4750

P.O. Box 792

Toronto, ON

Canada M5J 2T3

Dear Sirs:

This letter is in connection with the proposed rights offerings (the “Rights Offering”) of McEwen Mining Inc. (“McEwen Mining”) and McEwen Mining - Minera Andes Acquisition Corp. (“Exchange Co.”) described in the rights offering circular dated October 26, 2012 (the “Rights Offering Circular”) filed by McEwen Mining and Exchange Co. with the securities regulatory authority in each province of Canada. All defined terms shall have the meanings given to such terms in the Rights Offering Circular.

Upon and subject to the following terms and conditions, the undersigned, Robert R. McEwen (the “Backstop Purchaser”) hereby agrees that he will exercise all of his Basic Subscription Privilege and subscribe and pay for 2,847,752 shares of Common Stock and 3,872,571 Exchangeable Shares. Further, upon and subject to the following terms and conditions, the Backstop Purchaser hereby agrees to purchase from McEwen Mining and Exchange Co., which hereby agree to sell to the Backstop Purchaser, at the price equal to the subscription price under the Basic Subscription Privilege, all shares of Common Stock and Exchangeable Shares not otherwise subscribed for by rights holders pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. The Backstop Purchaser will not subscribe for any shares of Common Stock or Exchangeable Shares pursuant to the Over-Subscription Privilege.

The following are the terms and conditions of the agreement between the parties:

1.                                       The closing of the purchase and sale of shares of Common Stock and Exchangeable Shares shall be completed at 5:00 p.m. (Toronto time) on the same day as closing occurs under the Rights Offering or at such other time and/or date as the parties may agree in writing, provided that the Backstop Purchaser’s obligations under this agreement are conditional on the exercise period under the Rights Offering expiring not later than December 4, 2012 and the closing of the purchase of shares of Common Stock and Exchangeable Shares by the Backstop Purchaser hereunder occurring not later than December 14, 2012.

2.                                       McEwen Mining and Exchange Co. will cause Computershare Trust Company of Canada to deliver to the Backstop Purchaser, as soon as is practicable following the expiry date of the Rights Offering, a certificate as to the total number of shares of Common Stock and Exchangeable Shares subscribed and paid for under the Basic Subscription Privilege and the Over-Subscription Privilege.

3.                                       Whether or not the issuance of rights and the sale of shares of Common Stock and Exchangeable Shares to the Backstop Purchaser shall be completed, all expenses of or incidental thereto shall be borne by McEwen Mining and Exchange Co. including the reasonable fees and expenses of counsel to the Backstop Purchaser and its financial advisors and all other reasonable out-of-pocket expenses of the Backstop Purchaser related to this agreement, provided that, in the event that the purchase and sale of shares is not completed by reason of default of the Backstop Purchaser hereunder, McEwen Mining and Exchange Co. shall not be obliged to pay the Backstop Purchaser’s expenses.

4.                                       Each of McEwen Mining and Exchange Co., severally and not jointly, covenants and agrees to protect, indemnify and hold harmless the Backstop Purchaser from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred:

(a)                                  by reason of or arising out of any misrepresentation in the Rights Offering Circular or the prospectus supplement to McEwen Mining’s prospectus dated August 3, 2012, to be prepared and filed with the United States Securities and Exchange Commission; and/or

(b)                                 by reason of or arising out of any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or other competent authority in the United States or Canada or before or by any court, tribunal or other authority, based upon or relating to the Rights Offering or the sale of shares to the Backstop Purchaser hereunder; and/or

(c)                                  by reason of or arising out of any breach or default of or under any representation, warranty, covenant or agreement of such party contained herein.

5.                                       The Backstop Purchaser acknowledges that he is responsible for and has obtained independent legal advice with respect to this agreement and his obligations hereunder and has had the opportunity to review same with his own advisors.

6.                                       This agreement shall be subject to the following general provisions: (i) time shall be of the essence hereof; (ii) this agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns; (iii) this agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario; and (iv) this agreement may be executed in any number of counterparts, each of which shall constitute an original, and all of which shall constitute one and the same agreement.

If this letter reflects the terms of our agreement, please accept by executing below.

Yours truly,

/s/ Robert R. McEwen
Robert R. McEwen

The foregoing reflects the terms of our agreement and such terms are hereby agreed to and accepted.

DATED this 26th day of October, 2012.

MCEWEN MINING INC.

By:	/s/ Perry Ing
Perry Ing
Vice President and Chief Financial Officer

MCEWEN MINING – MINERA ANDES ACQUISITION CORP.

By:	/s/ Perry Ing
Perry Ing
Vice President, Treasurer